# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: electroCore, Inc., CIK 0001560258
CUSIP: 28531P103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 200 FORGE WAY, SUITE 205, ROCKAWAY, New Jersey (NJ), 07866
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002058477

## Reporting persons
- Hilve Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); sole voting power 517,522; shared voting power 0; sole dispositive power 517,522; shared dispositive power 0; aggregate amount beneficially owned 517,522 (6.4% of the class)
- Mikhail Stiskin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 517,522; shared voting power 0; sole dispositive power 517,522; shared dispositive power 0; aggregate amount beneficially owned 517,522 (6.4% of the class)

## Item 1. Issuer
Name of issuer: electroCore, Inc.
Address of issuer's principal executive offices: 200 FORGE WAY, SUITE 205, ROCKAWAY, NEW JERSEY, 07866

## Item 2. Person Filing
Name of person filing: (i) Hilve Holdings Ltd and (ii) Mikhail Stiskin (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
(i) For Hilve Holdings Ltd.: Spyrou Araouzou, 25, Beregaria 25, 5th Floor, Office 2, 3036, Limassol, Republic of Cyprus,
(ii) For Mikhail Stiskin: Onisilou, 8A, Rita Court 1, Block B, Flat/Office 208, Agios Tychonas, 4532, Limassol, Republic of Cyprus.
Citizenship: (i) Hlive Holdings Ltd was established under the laws of the Republic of Cyprus, and (ii) Mikhail Stiskin is a citizen of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Hilve Holdings Ltd directly holds 517,522 shares of Common Stock, par value $0.001 per share ("Common Stock"), of electroCore, Inc. (the "Issuer"). Mikhail Stiskin, as the sole shareholder of Hilve Holdings Ltd, may be deemed the beneficial owner of 517,522 shares of Common Stock held by Hilve Holdings.
Percent of class: Hilve Holdings Ltd may be deemed the beneficial owner of 6.4% of the outstanding shares of Common Stock of the Issuer. Mikhail Stiskin may be deemed the beneficial owner of 6.4% of the outstanding shares of Common Stock. Such percentages are based on 8,083,558 shares of Common Stock of the Issuer outstanding as of March 13, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 19, 2026.
Sole power to vote or to direct the vote: As of the date hereof, Hilve Holdings Ltd has the sole power to vote or to direct the vote of 517,522 shares of Common Stock of the Issuer. Mikhail Stiskin, as the sole shareholder of Hilve Holdings Ltd, has the sole power to vote or to direct the vote of 517,522 shares of Common Stock of the Issuer.
Shared power to vote or to direct the vote: As of the date hereof, each of the Reporting Persons has shared power to vote or direct the vote of 0 shares of Common Stock of the Issuer.
Sole power to dispose or to direct the disposition: As of the date hereof, Hilve Holdings Ltd has the sole power to vote or to direct the vote of 517,522 shares of Common Stock of the Issuer. Mikhail Stiskin, as the sole shareholder of Hilve Holdings Ltd, has the sole power to vote or to direct the vote of 517,522 shares of Common Stock of the Issuer.
Shared power to dispose or to direct the disposition: As of the date hereof, each of the Reporting Persons has shared power to dispose or to direct the disposition of 0 shares of Common Stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hilve Holdings Ltd: Asya Andreeva, Director (05/05/2026)
- Mikhail Stiskin: Mikhail Stiskin, self (05/05/2026)